Filed pursuant to Rule 433
Registration No. 333-130036

Final Term Sheets dated July 29, 2008

125,000,000 Ordinary Shares

20,000,000 Units

XL Capital Ltd

Class A Ordinary Shares
10.75% Equity Security Units

Issuer	XL Capital Ltd

Class A Ordinary Shares:

Title of security	Class A Ordinary Shares, par value $0.01 per share (“ordinary shares”).

Ordinary shares offered by us	125,000,000 ordinary shares.

Option to purchase additional ordinary shares	18,750,000 ordinary shares.

Ordinary shares to be outstanding after this offering	312,064,757 ordinary shares (assuming no exercise of option to purchase additional ordinary shares).

Public offering price	$16.00 per ordinary share.

Underwriting discount	$0.48 per ordinary share.

Estimated net proceeds to XL Capital from this offering	Approximately $1.94 billion, or approximately $2.23 billion if the underwriters’ option to purchase additional ordinary shares is exercised in full, before offering expenses.

Last reported NYSE sale price of our ordinary shares on July 28, 2008	$18.37.

Trade date	July 29, 2008.

Settlement date

August 5, 2008.

T+5 Settlement
Under Rule 15c6 1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade ordinary shares on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the ordinary shares initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

10.75% Equity Security Units:

Title of security	10.75% Equity Security Units (“units”). Each unit will have a stated amount of $25, consisting of a purchase contract for a number of ordinary shares for $25 and a 1/40, or 2.5%, interest in a $1,000 senior note.

Units offered by us	20,000,000 units.

Option to purchase additional units	3,000,000 units.

Public offering price	$25.00 per unit.

Underwriting discount	$0.75 per unit.

Estimated net proceeds to XL Capital from this offering	Approximately $485.0 million, or approximately $557.8 million if the underwriters’ option to purchase additional units is exercised in full, before offering expenses.

Senior notes maturity date	August 15, 2021, which date may be made earlier in connection with a successful remarketing, as described in the prospectus supplement.

Senior notes interest	The senior notes will initially pay interest at the annual rate of 8.25% quarterly in arrears on each February 15, May 15, August 15 and November 15, beginning November 15, 2008. The interest rate may be reset in connection with a successful remarketing, as described in the prospectus supplement.

Senior notes optional redemption	The senior notes will initially be redeemable on or after August 15, 2013 at 100% of their principal amount, plus accrued and unpaid interest. The issuer may eliminate the optional redemption right in its entirety, provide that the optional redemption right will arise at a later date and/or provide for an interest makewhole payment and/or a call premium upon exercise of the optional redemption right, in each case, in connection with a successful remarketing, as described in the prospectus supplement.

Contract adjustment payments	Payable on a quarterly basis (on February 15, May 15, August 15 and November 15, beginning November 15, 2008) at the annual rate of 2.50% of the stated amount of $25, subject to our right to defer such payment as specified in the prospectus supplement.

Contract adjustment payment deferral rate	10.75% per annum.

Reference price	$16.00 (the public offering price of the ordinary shares).

Threshold appreciation price	$18.88, which is 118% of the reference price.

Settlement

On August 15, 2011:

  If ordinary share price is equal to or greater than $18.88 (the threshold appreciation price), then the settlement rate will be 1.3242 ordinary shares per purchase contract.

  If ordinary share price is less than $18.88 but greater than $16.00, the settlement rate will be equal to $25 divided by the applicable market value of the ordinary shares per purchase contract.

  If ordinary share price is less than or equal to $16.00, the settlement rate will be 1.5625 ordinary shares per purchase contract.

All settlement rates are subject to adjustment as described in the prospectus supplement.

Early settlement rate	1.3242 ordinary shares for each unit early settled or if we have previously fixed the settlement rate as a result of an accounting event, a number of ordinary shares equal to the fixed accounting event settlement rate for each unit early settled.

Fundamental change early settlement rate	The following table sets forth the hypothetical stock price and the fundamental change settlement rate per $25 stated amount of units:

Effective Date

	August 5,	August	August 15,	August 15,
	2008	15, 2009	2010	2011

Stock Price

$ 10.0	2.2724	2.0544	1.8182	1.5625
$ 13.0	2.1086	1.9409	1.7592	1.5625
$ 16.0	1.5625	1.5625	1.5625	1.5625
$ 20.0	1.5001	1.4538	1.4109	1.3242
$ 25.0	1.4559	1.4199	1.3839	1.3242
$ 30.0	1.4282	1.3993	1.3690	1.3242
$ 40.0	1.3961	1.3766	1.3547	1.3242
$ 50.0	1.3785	1.3647	1.3480	1.3242
$ 75.0	1.3568	1.3503	1.3401	1.3242
$ 100.0	1.3465	1.3433	1.3359	1.3242

The exact stock prices and effective dates may not be set forth in the table above, in which case

  If the stock price is between two stock price amounts in the ta- ble or the effective date is between two effective dates in the table, the fundamental change early settlement rate will be de- termined by a straight-line interpolation between the number of shares set forth for the higher and lower stock price amounts and the earlier and later effective dates, as applicable, based on a 365-day year.

  If the stock price is greater than $100.0 per share (subject to ad- justment), the fundamental change early settlement rate will be the minimum settlement rate.

  If the stock price is less than $10.0 per share (subject to ad- justment), the fundamental change early settlement rate will be the maximum settlement rate.

Listing	We have applied to list the normal units on the NYSE under the symbol “XL-PrY”.

CUSIP – Equity Security Units	98372P 884.

ISIN – Equity Security Units	US98372P8840.

CUSIP - Senior Notes	98372P AL2.

ISIN - Senior Notes	US98372PAL22.

Trade date	July 29, 2008.

Settlement date

August 5, 2008.

T+5 Settlement
Under Rule 15c6 1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade units on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the units initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

XL Capital Ltd has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents XL Capital Ltd has filed with the SEC for more complete information about XL Capital Ltd and these offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, XL Capital Ltd, any underwriter or any dealer participating in these offerings will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at (866) 471-2526 or UBS Investment Bank toll-free at (888) 827-7275.